SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 11-K

               /X/ ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE
                 SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]
                   For the Fiscal Year Ended December 31, 1995

                                       OR

             / / TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE
                SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]
           For the transition period from __________________________
                         to __________________________



                          ----------------------------

                             COMMISSION FILE NUMBER
                        [Prior to March 7, 1995] : 0-9691
                  [As of March 7, 1995 and thereafter] : 1-7534

                          ----------------------------


A. Full title of the plan and the address of the plan, if different from that of the issuer named below:

                       NETWORK SYSTEMS CORPORATION SAVINGS
                             AND STOCK OWNERSHIP PLAN

B. Name of issuer of the securities held pursuant to the plan and the address of its principal executive offices:

         [Prior to March 7, 1995]:

                        NETWORK SYSTEMS CORPORATION
                          7600 Boone Avenue North
                        Minneapolis, Minnesota 55428

         [As of March 7, 1995 and thereafter]:

                        STORAGE TECHNOLOGY CORPORATION
                            2270 South 88th Street
                        Louisville, Colorado 80028-4309


PAGE

  NETWORK SYSTEMS CORPORATION

SAVINGS AND STOCK OWNERSHIP PLAN

      FINANCIAL STATEMENTS

   AND ADDITIONAL INFORMATION

   DECEMBER 31, 1995 AND 1994


































PAGE

                        NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
                           FINANCIAL STATEMENTS
                        DECEMBER 31, 1995 AND 1994

                            TABLE OF CONTENTS


                                                                   Page

Financial Statements:

  Report of Independent Accountants                                  1

  Statement of Net Assets Available for Benefits,
    with Fund Informtion                                           2 - 3

  Statement of Changes in Net Assets Available for
    Benefits, with Fund Information                                4 - 5

Notes to Financial Statements                                      6 - 14

Additional Information:*

Schedule I - Item 27a Form 5500 - Schedule of Assets
  Held for Investment Purposes                                      15

Schedule II - Item 27b Form 5500 - Schedule of Loans
  or Fixed Income Obligations in Default                          16 - 17

Schedule III - Item 27d Form 5500 - Schedule of
  Reportable Transactions                                           18











* Other schedules required by Section 2520.103-10 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA have not been presented because they are not applicable.

PAGE

REPORT OF INDEPENDENT ACCOUNTANTS



To the Participants and Administrator of the Network Systems Corporation
  Savings and Stock Ownership Plan

In our opinion, the accompanying statement of net assets available for benefits, with fund information and the related statement of changes in net assets available for benefits, with fund information present fairly, in all material respects, the net assets available for benefits of the Network Systems Corporation Savings and Stock Ownership Plan (the Plan) at December 31, 1995 and 1994 and the changes in net assets available for benefits for the years then ended, in conformity with generally accepted accounting principles. These financial statements are the responsibility of the Plan's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with generally accepted auditing standards which require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for the opinion expressed above.

As discussed in Note 1 to the financial statements, the Board of Directors of Network Systems Corporation, the Plan's sponsor, approved the termination of the plan effective December 31, 1995. In accordance with generally accepted accounting principles, the Plan has changed its basis of accounting used to determine the amounts at which investments are stated from the ongoing plan basis used in presenting the 1994 financial statements to the liquidation basis used in presenting the 1995 financial statements.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The additional information included in Schedules I, II and III is presented for purposes of additional analysis and is not a required part of the basic financial statements but is additional information required by ERISA. The Fund Information in the statement of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and the changes in net assets available for benefits of each fund. The Supplemental Schedules and Fund Information have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Price Waterhouse LLP
Denver, Colorado
June 27, 1996


PAGE

                    NETWORK SYSTEMS CORPORATION
                  SAVINGS AND STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                         DECEMBER 31, 1995

                                                              Fund Information
                         ---------------------------------------------------------------------------------
                            Network                                     IAI
                            Systems       Blended       Fidelity      Regional
                          Stock Fund     Rate Fund        Fund          Fund       Loan Fund         Total
                         -----------   -----------   -----------   -----------   -----------   -----------

 Receivables:
   Employer's
     contributions                     $   239,710   $   258,969    $   88,985                 $   587,664
   Employees'
     contributions                          23,073        16,832         2,364                      42,269
   Employees'
     loan repayments                        43,012        37,098         9,623      $(57,968)       31,765
   Accrued interest         $     95       162,850           107            39           158       163,249
                         -----------   -----------   -----------   -----------   -----------   -----------
     Total receivables            95       468,645       313,006       101,011       (57,810)      824,947

 Investments (Note 4)        764,439    14,553,511    10,337,329     3,938,171       800,628    30,394,078
                         -----------   -----------   -----------   -----------   -----------   -----------
 Net assets available
    for plan benefits       $764,534   $15,022,156   $10,650,335    $4,039,182      $742,818   $31,219,025
                         ===========   ===========   ===========   ===========   ===========   ===========


                          The accompanying notes are an
                  integral part of these financial statements.

PAGE

                     NETWORK SYSTEMS CORPORATION
                   SAVINGS AND STOCK OWNERSHIP PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION
                          DECEMBER 31, 1994


                                                                   Fund Information
                         -----------------------------------------------------------------------------------------------
                                                                                               Fidelity Management Trust
                                                     First Trust                                      Trust Company
                         -------------------------------------------------------------------   -------------------------
                            Network                                      IAI
                            Systems        Blended      Fidelity      Regional                    Magellan    Growth and
                          Stock Fund     Rate Fund        Fund          Fund       Loan Fund        Fund     Income Fund
                         -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Receivables:
   Employer's
     contributions        $   (1,241)   $  265,474    $  228,760    $   99,029
   Employees' loan
     repayments                             34,317        21,001         7,946      $(63,264)
   Accrued interest               68       237,594           239           159           241
                         -----------   -----------   -----------   -----------   -----------   -----------   -----------
     Total Receivables        (1,173)      537,385       250,000       107,134       (63,023)

 Investments (Note 4)      1,086,847    13,883,810     6,435,168     2,918,654       771,391      $906,813      $693,071
                         -----------   -----------   -----------   -----------   -----------   -----------   -----------
 Net assets available
   for plan benefits      $1,085,674   $14,421,195    $6,685,168    $3,025,788      $708,368      $906,813      $693,071
                         ===========   ===========   ===========   ===========   ===========   ===========   ===========



                                                 Fund Information
                         -------------------------------------------------------------------
                                         Fidelity Management Trust Company
                         -------------------------------------------------------------------
                                        Retirement      Asset
                        Intermediate      Money        Manager
                           Bond Fund   Market Fund       Fund        Loan Fund        Total
                         -----------   -----------   -----------   -----------   -----------

 Receivables:
   Employer's
     contributions                                                               $   592,022
   Employees' loan
     repayments                                                                            0
   Accrued interest                                                                  238,301
                         -----------   -----------   -----------   -----------   -----------
     Total Receivables                                                               830,323

 Investments (Note 4)       $139,050      $468,527       $14,173       $87,304    27,404,808
                         -----------   -----------   -----------   -----------   -----------
 Net assets available
   for plan benefits        $139,050      $468,527       $14,173       $87,304   $28,235,131
                         ===========   ===========   ===========   ===========   ===========


                          The accompanying notes are an
                  integral part of these financial statements.

PAGE

                      NETWORK SYSTEMS CORPORATION
                    SAVINGS AND STOCK OWNERSHIP PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                    BENEFITS, WITH FUND INFORMATION
                           DECEMBER 31, 1995


                                                                      Fund Information
                            -------------------------------------------------------------------------------------------------
                                                                                                  Fidelity Management Trust
                                                        First Trust                                      Trust Company
                            -------------------------------------------------------------------   -------------------------
                               Network                                      IAI
                               Systems        Blended      Fidelity      Regional                    Magellan    Growth and
                             Stock Fund     Rate Fund        Fund          Fund       Loan Fund        Fund     Income Fund
                            -----------   -----------   -----------   -----------   -----------   -----------   -----------
Investment income:
 Net realized and
  unrealized appreciation
  (depreciation) in fair
  value of investments       $  (95,561)   $  322,382   $ 1,622,208    $  538,134                   $ 200,054     $  99,928
 Interest and dividend
  income                          8,193       700,341       768,363       437,021     $     458         1,778         3,696
 Loan repayment interest                       20,266        14,914         5,711
                             ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                (87,368)    1,042,989     2,405,485       980,866           458       201,832       103,624

Contributions:
 By employer                                  239,710       258,969        88,985
 By participants                            1,417,788     1,613,978       550,932
                             ----------    ----------    ----------    ----------    ----------    ----------    ----------
                                            1,657,498     1,872,947       639,917

Withdrawals by
 participants                  (103,575)   (2,862,267)     (861,329)     (343,569)      (59,497)     (739,016)     (520,218)

Transfers:
 Between funds                 (130,197)      746,905       547,406      (240,558)       86,721      (369,629)     (276,477)
 New loans                                   (178,909)      (95,516)      (56,510)      330,935
 Loan principal repayments                    194,745        96,174        33,248      (324,167)
                             ----------    ----------    ----------    ----------    ----------    ----------    ----------
                               (130,197)      762,741       548,064      (263,820)       93,489      (369,629)     (276,477)

Net increases (decreases)      (321,140)      600,961     3,965,167     1,013,394        34,450      (906,813)     (693,071)
Net assets at beginning
 of year                      1,085,674    14,421,195     6,685,168     3,025,788       708,368       906,813       693,071
                             ----------    ----------    ----------    ----------    ----------    ----------    ----------
Net assets at end of
 year                        $  764,534   $15,022,156   $10,650,335    $4,039,182     $ 742,818     $       0     $       0
                             ==========    ==========    ==========    ==========    ==========    ==========    ==========

                                                    Fund Information
                           ------------------------------------------------------
                                            Fidelity Management Trust Company
                           ------------------------------------------------------
                                           Retirement      Asset
                           Intermediate      Money        Manager
                              Bond Fund   Market Fund       Fund        Loan Fund        Total
                            -----------   -----------   -----------   -----------   -----------
Investment income:
 Net realized and
  unrealized appreciation
  (depreciation) in fair
  value of investments        $   5,919                    $  1,021                 $ 2,694,085
 Interest and dividend
  income                          4,373        12,681           163                   1,937,067
 Loan repayment interest                                                                 40,891
                            -----------   -----------   -----------   -----------   -----------
                                 10,292        12,681         1,184                   4,672,043
 Contributions:
  By employer                                                                           587,664
  By participants                                                                     3,582,698
                            -----------   -----------   -----------   -----------   -----------
                                                                                      4,170,362
Withdrawals by
 participants                   (89,530)     (278,854)         (656)                 (5,858,511)

 Transfers:
  Between funds                 (59,812)     (202,354)      (14,701)     $(87,304)            0
  New loans                                                                                   0
  Loan principal repayments                                                                   0
                            -----------   -----------   -----------   -----------   -----------
                                (59,812)     (202,354)      (14,701)      (87,304)            0

Net increases (decreases)      (139,050)     (468,527)      (14,173)      (87,304)    2,983,894
Net assets at beginning
 of year                        139,050       468,527        14,173        87,304    28,235,131
                            -----------   -----------   -----------   -----------   -----------

Net assets at end of
 year                         $       0     $       0       $     0      $      0   $31,219,025
                            ===========   ===========   ===========   ===========   ===========

         The accompanying notes are an integral part of these financial statements.

PAGE

                      NETWORK SYSTEMS CORPORATION
                    SAVINGS AND STOCK OWNERSHIP PLAN
           STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR
                    BENEFITS, WITH FUND INFORMATION
                           DECEMBER 31, 1994

                                                                      Fund Information
                            -------------------------------------------------------------------------------------------------
                                                                                                  Fidelity Management Trust
                                                        First Trust                                      Trust Company
                            -------------------------------------------------------------------   -------------------------
                               Network                                      IAI
                               Systems        Blended      Fidelity      Regional                    Magellan    Growth and
                             Stock Fund     Rate Fund        Fund          Fund       Loan Fund        Fund     Income Fund
                            -----------   -----------   -----------   -----------   -----------   -----------   -----------
Investment income:
 Net realized and
  unrealized appreciation
  (depreciation) in fair
  value of investments       $ (210,932)  $    73,360    $ (241,607)   $ (169,377)                 $  (85,130)   $  (57,966)
 Interest and dividend
  income                            786       944,336       399,559       186,900     $   2,216        56,469        80,627
 Loan repayment interest          2,066        22,911        13,292         4,712         2,155         1,742         1,794
                            -----------   -----------   -----------   -----------   -----------   -----------   -----------
                               (208,080)    1,040,607       171,244        22,235         4,371       (26,919)       24,455
Contributions:
 By employer                                  270,822       228,785        98,864
 By participants                221,119     1,452,093     1,352,865       621,273                      58,743        48,481
                            -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                221,119     1,722,915     1,581,650       720,137                      58,743        48,481
Withdrawals by
 participants                  (100,633)   (1,284,055)     (380,450)     (216,294)      (61,978)     (687,363)     (652,372)

Transfers:
 Between funds                    4,505    (1,111,771)    1,181,667       (74,401)                    (56,285)      (25,007)
 New loans                                   (179,291)      (94,277)      (28,838)      302,406                      (1,110)
 Loan principal repayments        9,046       103,660        64,406        21,764      (198,876)       16,121        16,393
                            -----------   -----------   -----------   -----------   -----------   -----------   -----------
                                 13,551    (1,187,402)    1,151,796       (81,475)      103,530       (40,164)       (9,724)

Net increases (decreases)       (74,043)      292,065     2,524,240       444,603        45,923      (695,703)     (589,160)
Transfer in of Vitalink
 assets (Note 3)                                                                                    1,602,516     1,282,231
Net assets at beginning
 of year                      1,159,717    14,129,130     4,160,928     2,581,185       662,445
                            -----------   -----------   -----------   -----------   -----------   -----------   -----------
Net assets at end of
 year                        $1,085,674   $14,421,195    $6,685,168    $3,025,788     $ 708,368    $  906,813    $  693,071
                            ===========   ===========   ===========   ===========   ===========   ===========   ===========

                                                    Fund Information
                           -----------------------------------------------------
                                            Fidelity Management Trust Company
                           -----------------------------------------------------
                                           Retirement      Asset
                           Intermediate      Money        Manager
                              Bond Fund   Market Fund       Fund        Loan Fund        Total
                            -----------   -----------   -----------   -----------   -----------
Investment income:
 Net realized and
  unrealized appreciation
  (depreciation) in fair
  value of investments        $ (26,618)                  $ (18,696)                $  (736,966)
 Interest and dividend
  income                         19,658     $  25,232         7,783      $    150     1,723,716
 Loan repayment interest            385           648                                    49,705
                            -----------   -----------   -----------   -----------   -----------
                                 (6,575)       25,880       (10,913)          150     1,036,455
Contributions:
 By employer                                                                            598,471
 By participants                  8,038        27,982         1,660                   3,792,254
                            -----------   -----------   -----------   -----------   -----------
                                  8,038        27,982         1,660                   4,390,725
Withdrawals by
 participants                  (226,115)     (367,261)     (192,518)       (6,670)   (4,175,709)

Transfers:
 Between funds                  (14,730)       98,679        (2,657)                          0
 New loans                       (4,667)       (4,223)                     10,000             0
 Loan principal repayments        5,494         2,977                     (40,985)            0
                            -----------   -----------   -----------   -----------   -----------
                                (13,903)       97,433        (2,657)      (30,985)            0

Net increases (decreases)      (238,555)     (215,966)     (204,428)      (37,505)    1,251,471
Transfer in of Vitalink
 assets (Note 3)                377,605       684,493       218,601       124,809     4,290,255
Net assets at beginning
 of year                                                                             22,693,405
                            -----------   -----------   -----------   -----------   -----------
Net assets at end of
 year                         $ 139,050     $ 468,527     $  14,173      $ 87,304   $28,235,131
                            ===========   ===========   ===========   ===========   ===========

   The accompanying notes are an integral part of these financial statements.

PAGE

                        NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
                           FINANCIAL STATEMENTS
                        DECEMBER 31, 1995 AND 1994

NOTE 1 - DESCRIPTION OF PLAN
- ----------------------------

General
- -------
The Network Systems Corporation Savings and Stock Ownership Plan (the Plan) is a defined contribution plan to which eligible employees of Network Systems Corporation (the Company or NSC), may elect to contribute stated percentages of their compensation. Participation by eligible employees is voluntary. The Plan was sponsored and administered by Network Systems. The following is not a comprehensive description of the Plan and, therefore, does not include all situations and limitations covered by the Plan. Participants should refer to the Plan agreement for more complete information.

On March 7, 1995, Network Systems was acquired by Storage Technology Corporation (StorageTek). Effective December 1995, the Plan will be administered by StorageTek's Profit-Sharing Committee which consists of at least three persons who are appointed by the Board of Directors of StorageTek.

Plan Termination
- ----------------
In connection with the Company's merger with StorageTek, the Board of Directors of Network Systems approved the termination of the Plan effective December 31, 1995. Pursuant to the terms of the Plan, all participants as of December 31, 1995, were fully vested in their account balances. Pending approval of the Internal Revenue Service, all remaining plan assets will be transferred into StorageTek's Employees' Profit Sharing and Thrift Plan. This transfer is expected to be completed during 1997.

Contributions
- -------------
During 1995, employees could have their annual compensation reduced by 1% to 15%, not to exceed limitations under applicable IRS regulations, through automatic payroll deductions (pretax saving contribution) and contributed to the Plan. Employees could also make contributions through automatic payroll deductions on an after-tax basis of from 1% to 8% of compensation. These after-tax saving contributions did not reduce the employee's income for federal or state income tax purposes. The Company could make a matching contribution to the Plan as a percentage of the first 6% of the employee's pretax savings contributions. For the 1995 and 1994 Plan years, the Company made matching contributions amounting to $587,664 and $598,471, respectively, based on matching percentages of 30% of the first 6%.

All contributions are held in trust and invested by the Plan's trustees, First Trust and Fidelity Management Trust Company. Contributions are initially deposited by the trustees in either the First American Prime Obligations Fund or a short-term U.S. government fund. Contributions are later reallocated in accordance with the options selected by the participant or the requirements of promissory note agreements. Any Company contributions on behalf of a participant are invested by the trustees in the same fund or funds specified by the participant, in direct proportion to the allocation of that individual's payroll deduction contributions.


                                    -6-
PAGE

Investment Fund Options
- -----------------------
The Plan offers the following investment options:

- --In connection with the Company's merger with StorageTek, each outstanding share of NSC common stock was converted into .2618 shares of StorageTek common stock. As a result of the merger, shares of NSC stock held by the Network Systems Stock Fund were converted into StorageTek common stock and investments in the First American Prime Obligations Fund, effective March 7, 1995. Effective after October 31, 1994, the Plan was amended so that no additional contributions or investment fund transfers could be made to the Network Systems Stock Fund.

- --The Blended Rate Fund (formerly the Guaranteed Interest Fund) invests in insurance investment contracts that provide a fixed rate of return at the rates and for the time periods indicated below:

                                   Applicable Fixed Interest Rate
                                    For Years Ended December 31,
      Year of                 ---------------------------------------
    Contributions             1990   1991   1992   1993   1994   1995
    -------------             ---------------------------------------
        1990                  8.45   8.45   8.45   8.45   8.45   8.45

  Contributions and earnings from the 1990 fixed rate insurance contract were transferred effective January 3, 1995, to the other investment funds in accordance with participants' investment allocation directions.

  Contributions to the Blended Rate Fund are invested in a pooled fund with a single blended interest rate. The single blended interest rate is determined quarterly based on the combined earnings of the underlying investments. The underlying investments consist primarily of insurance investment contracts that generally provide a fixed interest rate for a period up to five years and investments in the First Stable Value Fund, a First Trust Collective Fund. The investment objective of the First Stable Value Fund is to provide stable income relative to current interest rates. The Fund invests primarily in high-quality fixed interest rate contracts issued by insurance companies and banks.

- --The Fidelity Fund is a no-load fund managed by Fidelity Management
  Trust Company. The Fidelity Fund seeks long-term capital growth by investing primarily in common stock and securities convertible into common stock. The Fidelity Fund may invest some of its assets in debt securities. The percentage of assets invested in any one type of debt or equity security may vary.

- --The IAI Regional Fund is a no-load fund managed by Investment Advisors, Inc. The investment objective of the IAI Regional Fund is capital appreciation with at least 80% of its equity investments in companies headquartered in Minnesota, Illinois, Wisconsin, Iowa, Nebraska, Montana, North Dakota, and South Dakota. The IAI Regional Fund may invest a portion of its assets in short-term cash equivalents on a temporary basis.

                                    -7-
PAGE

Investment Fund Transfers
- -------------------------
Twice a year, participants may direct the Plan Administrator to transfer all or a portion of their current account balances from one investment fund to other investment funds in five percent increments.

Loans to Participants
- ---------------------
Participants may borrow from their pretax savings contribution accounts. Loans may not be less than $1,000 or greater than $50,000. In addition, loans may not exceed one-half of the participant's pretax savings contribution account as of the most recent quarter-end valuation. Participants are required to execute a promissory note and security agreement giving the Plan a valid first lien against one-half of the participant's title to their pretax savings contribution account. Promissory notes provide for a repayment of principal and interest in equal pay period installments over a period up to five years. Interest is based on the local bank prime or reference rate and is fixed for the duration of the loan.

The portion of a participant's account that is invested in the Network Systems Stock Fund is not available for withdrawal or loan during the employment of the participant. The restrictions do not apply to distributions by the Network Systems Stock Fund on termination of employment.

Loans made to participants are treated as a separate, segregated investment of the participant. Accordingly, at the time the loan transaction is consummated, the participant's allocated share of his pretax savings contribution account is reduced on a pro rata basis by the principal amount of the loan. Repayments of principal and payments of interest are credited to the investment funds in which the participant's pretax savings contribution account is invested in the same proportions specified by the participant in his most recently filed investment direction.

Withdrawal by Participants
- --------------------------
Distribution may be made upon the occurrence of any of the following:

    1.  Termination of employment at or after attainment of age 65;
    2. Termination of employment prior to attainment of age 65 when occasioned by permanent or total disability;
    3.  Death; or
    4.  Any other termination of employment.

Vesting and Forfeitures
- -----------------------
Upon termination of employment, except for retirement, disability or death, the participant's account and any related vested Company contributions become payable to the participant. Company contributions vest in accordance with the following schedule:

                                              Vesting
Years of Vested Service                      Percentage
- -----------------------                      ----------
Less than 2 years                                0%
2 years                                         25%
3 years                                         50%
4 years                                         75%
5 or more years                                100%


                                    -8-
PAGE

Company contributions which have not vested are forfeited by the employee when a distribution is elected upon termination of employment. Forfeited amounts are allocated to the accounts of all other participants in the same manner as employer matching contributions for the Plan year in which the forfeiture occurs. For participants who terminate employment and who do not receive a distribution, the nonvested portions of their accounts will be forfeited and reallocated after five consecutive one-year breaks in service have been incurred. During 1995 and 1994, forfeitures with respect to the Company's contributions for prior years were allocated to the accounts of remaining participants in amounts totaling $22,482 and $18,286, respectively. Withdrawals under the Plan are permitted due to age or disability (as defined) and for financial hardship. There were no such hardship withdrawals in 1995 or 1994.

Administrative Costs
- --------------------
Administrative expenses are paid by the Company.


NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES
- ---------------------------------------------------

Method of Accounting
- --------------------
The 1995 Plan financial statements are prepared on a liquidation basis of accounting, as the Board of Directors has approved the termination of the Plan. On a liquidation basis, net assets available for benefits are reflected at their liquidation value. Employees' contributions are recorded when received by the Company, and employer contributions are recorded when authorized by the Company. Investment income is recorded when earned. Expenses are recorded when obligations are incurred. The 1994 Plan financial statements are presented on the ongoing basis method of accounting, and accordingly, net assets available for benefits are reflected at their fair market value. Although the method of accounting for net assets available for benefits changed in 1995, the liquidation value of the investments approximates fair market value, and accordingly, the cumulative effect of the accounting change is not significant.

Cash equivalents are short-term, highly liquid investments that are both readily convertible to cash and have maturities of three months or less at the time of acquisition.

Investment Valuation
- --------------------
Investments in common stock of Network Systems and StorageTek are valued at the closing sales price on the last business day of the year based on the NASDAQ national market system and NYSE composite closing quotations, respectively. In connection with the merger with StorageTek, NSC redeemed from its stockholders all of the rights outstanding under its Amended and Restated Rights Agreement at a redemption price of $0.05 per right.

Investments in the First American Prime Obligations Fund (formerly the First American Institutional Money Fund) are valued at the net asset value on the last business day of the year based on quotations obtained from national securities exchanges.

Investments in the Blended Rate Fund are valued as of the last business day of the year at cost plus reinvested interest for group annuity contracts with insurance companies and at net asset value for investments in the First Stable Value Fund.

                                    -9-
PAGE

Investments in the Fidelity Fund and the IAI Regional Fund are valued at the net asset value of the applicable fund on the last business day of the year.

Investments in the following Fidelity mutual funds are valued at the net asset value of the applicable fund on the last business day of the year: the Magellan Fund, the Growth and Income Fund, the Intermediate Bond Fund, the Retirement Money Market Fund and the Asset Manager Fund.

Investments in the Loan Funds are valued at the amount of the participant loan net of principal repayments.

Investments in the participant's account are valued upon withdrawal as of the end of the quarter which next follows by at least 30 days the date on which the Administrator receives a withdrawal application from the participant. Investments in the participant's account are valued upon distribution as of the end of the quarter which coincides with or last precedes that date of distribution.

Loans to participants and investment values as reported in the financial statements approximate liquidation value.

Investment Transactions
- -----------------------
Purchases and sales of securities are reflected on a trade date basis (the date the order to buy or sell is executed). Realized gains and losses are computed using the average cost method.


NOTE 3 - MERGER OF VITALINK COMMUNICATIONS CORPORATION 401(K) PLAN
- ------------------------------------------------------------------

Effective January 1, 1994, the Vitalink Communications Corporation 401(k) Plan and Trust (the Vitalink Plan) was merged into the Network Systems Corporation Savings and Stock Ownership Plan. The Vitalink Plan was a plan maintained by a subsidiary of Network Systems Corporation. During 1994, the number of employees participating in the Vitalink Plan fell below the minimum number required under Section 401(a)(26) of the Internal Revenue Code. Accordingly, as provided by the regulations, the Vitalink Plan was retroactively merged into the Plan effective January 1, 1994.

The effect of the merger for 1994 was to include in the Plan additional investment fund choices which are only available to the former participants of the Vitalink Plan. The fund choices of the former Vitalink Plan were available only through June 30, 1995 whereupon any amounts remaining in the investment account balances for those funds were automatically rolled over into the Blended Rate Fund.

The investment fund choices available to participants in the former Vitalink Plan are the following Fidelity mutual funds:

- --The Magellan Fund sought capital appreciation by investing in common stocks or securities convertible into common stocks.

- --The Growth and Income Fund sought long-term growth with a reasonable level of current income by investing in common stocks of companies which offer growth of earnings potential while paying current dividends.

                                    -10-
PAGE

NOTE 4 - INVESTMENTS
- --------------------

The following table presents the fair values of investments:

                                                       Balance (Shares or                             Value at
                                                      Face Amount) Held at                          December 31,
      Name of Issuers and Title of Issuers              December 31, 1995            Cost               1995
- -----------------------------------------------       --------------------       -------------      ------------
FIRST TRUST

Storage Technology Corporation common stock               31,161 shares           $ 1,217,959        $   743,969
First American Prime Obligations Fund                            20,470                20,470             20,470
                                                                                   ----------         ----------
     Total Network Systems Stock Fund                                               1,238,429            764,439
                                                                                   ----------         ----------

Sun Life Insurance Company of American Group
  Annuity Contract                                            3,800,663             3,800,663          3,800,663
John Hancock Mutual Life Insurance Company Group
  Annuity Contract                                              886,825               886,825            886,825
Metropolitan Life Insurance Company Group Annuity
  Contract                                                    1,478,911             1,478,911          1,478,911
Protective Life Insurance Company Group Annuity
  Contract                                                    1,348,231             1,348,231          1,348,231
First Stable Value Fund, a First Trust
  Collective Fund                                        348,451 shares             5,610,855          5,957,084
First American Prime Obligations Fund                         1,081,797             1,081,797          1,081,797
                                                                                   ----------         ----------
     Total Blended Rate Fund                                                       14,207,282         14,553,511
                                                                                   ----------         ----------

Fidelity Fund                                            450,936 shares             8,839,748         10,195,655
First American Prime Obligations Fund                           141,674               141,674            141,674
                                                                                   ----------         ----------
     Total Fidelity Fund                                                            8,981,422         10,337,329
                                                                                   ----------         ----------

IAI Regional Fund                                        166,308 shares             3,593,371          3,938,171

Investments in loans to employee participants                                         742,511            742,511
First American Prime Obligations Fund                            58,117                58,117             58,117
                                                                                   ----------         ----------
     Total loan fund                                                                  800,628            800,628
                                                                                   ----------         ----------
     Total investments                                                            $28,821,132        $30,394,078
                                                                                   ==========         ==========


                                    -11-
PAGE

                                                       Balance (Shares or                             Value at
                                                      Face Amount) Held at                          December 31,
      Name of Issuers and Title of Issuers              December 31, 1994            Cost                1994
- -----------------------------------------------       --------------------       -------------      ------------
FIRST TRUST

Network Systems Corporation common stock                 153,874 shares           $ 1,569,201        $ 1,077,118
First American Prime Obligations Fund                             9,729                 9,729              9,729
                                                                                   ----------         ----------
     Total Network Systems Stock Fund                                               1,578,930          1,086,847
                                                                                   ----------         ----------

New York Life Insurance Company Group Annuity
  Contract                                                    2,424,296             2,424,296          2,424,296
Sun Life Insurance Company of American Group
  Annuity Contract                                            4,275,603             4,275,603          4,275,603
John Hancock Mutual Life Insurance Company Group
  Annuity Contract                                            2,141,182             2,141,182          2,141,182
Metropolitan Life Insurance Company Group Annuity
  Contract                                                    1,698,847             1,698,847          1,698,847
Protective Life Insurance Company Group Annuity
  Contract                                                    1,548,123             1,548,123          1,548,123
First Stable Value Fund, a First Trust
  Collective Fund                                        105,990 shares             1,643,610          1,707,132
First American Prime Obligations Fund                            88,627                88,627             88,627
                                                                                   ----------         ----------
     Total Blended Rate Fund                                                       13,820,288         13,883,810
                                                                                   ----------         ----------

Fidelity Fund                                            345,492 shares             6,580,163          6,384,690
First American Prime Obligations Fund                            50,478                50,478             50,478
                                                                                   ----------         ----------
     Total Fidelity Fund                                                            6,630,641          6,435,168
                                                                                   ----------         ----------

IAI Regional Fund                                        143,549 shares             3,027,323          2,892,508
First American Prime Obligations Fund                            26,146                26,146             26,146
                                                                                   ----------         ----------
     Total IAI Regional Fund                                                        3,053,469          2,918,654
                                                                                   ----------         ----------

Investments in loans to employee participants                                         707,609            707,609
First American Prime Obligations Fund                            63,782                63,782             63,782
                                                                                   ----------         ----------
     Total loan fund                                                                  771,391            771,391
                                                                                   ----------         ----------

FIDELITY MANAGEMENT TRUST COMPANY
Magellan Fund                                             13,575 shares               928,826            906,813
Growth and Income Fund                                    32,863 shares               691,668            693,071
Intermediate Bond Fund                                    14,146 shares               147,420            139,050
Retirement Money Market Fund                             468,527 shares               468,527            468,527
Asset Manager Fund                                         1,025 shares                14,597             14,173
Loan Fund                                                                              87,304             87,304
                                                                                   ----------         ----------
     Total investments                                                            $28,193,061        $27,404,808
                                                                                   ==========         ==========


                                    -12-
PAGE

NOTE 5 - FEDERAL INCOME TAXES

The Plan has received a determination letter from the Internal Revenue Service dated May 1, 1995 stating that the Plan is qualified under section 401(a) of the Internal Revenue Code of 1986 (the Code) and, therefore, is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code of ERISA to maintain its tax-exempt status. The administrator is not aware of any course of action or series of events that have occurred that might adversely affect the Plan's qualified status.


NOTE 6 - RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:


                                                      December 31,
                                            -----------------------------
                                               1995              1994
                                            -----------------------------
Net assets available for benefits
  per the financial statements              $31,219,025       $28,235,131
Amounts allocated to withdrawing
  participants                               (1,755,852)         (844,832)
                                             ----------        ----------
Net assets available for benefits
  per the Form 5500                         $29,463,173       $27,390,299
                                             ==========        ==========




Amounts allocated to withdrawing participants by fund option is as follows:

                                                      December 31,
                                            -----------------------------
                                               1995              1994
                                            -----------------------------
Network Systems Stock Fund                 $   24,818          $  7,277
Blended Rate (Guaranteed Interest) Fund       932,612           560,935
Fidelity Fund                                 702,906           126,886
IAI Regional Fund                              67,267            12,574
Loan Fund                                      28,249            17,944
Magellan Fund                                                    29,569
Growth and Income Fund                                           32,018
Intermediate Bond Fund                                           22,250
Retirement Money Market Fund                                     34,882
Asset Manager Fund                                                  497
                                            ---------           -------
                                           $1,755,852          $844,832
                                            =========           =======

                                    -13-
PAGE

The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500:


                                                      December 31,
                                            -----------------------------
                                               1995              1994
                                            -----------------------------
Benefits paid to participants per the
  the financial statements                  $5,858,511         $4,175,709
Add:  Amounts allocated to withdrawing
  participants in current year               1,755,852           844,832
Less:  Amounts allocated to withdrawing
  participants in prior years                 (844,832)         (495,383)
                                             ---------         ---------
Benefits paid to participants per
  the Form 5500                             $6,769,531        $4,525,158
                                             =========         =========


Amounts allocated to withdrawing participants are recorded on the Form 5500 for benefit claims that have been processed and approved for payment prior to year-end but not yet paid.





















                                    -14-
PAGE

SCHEDULE I


                        NETWORK SYSTEMS CORPORATION
                      SAVINGS AND STOCK OWNERSHIP PLAN
                  ITEM 27a FORM 5500 - SCHEDULE OF ASSETS
                       HELD FOR INVESTMENT PURPOSES
                        DECEMBER 31, 1995 AND 1994

                                                       Balance (Shares or                             Value at
                                                      Face Amount) Held at                          December 31,
      Name of Issuers and Title of Issuers              December 31, 1995            Cost               1995
- -----------------------------------------------       --------------------       -------------      ------------
FIRST TRUST

Storage Technology Corporation common stock               31,161 shares           $ 1,217,959        $   743,969
First American Prime Obligations Fund                            20,470                20,470             20,470
                                                                                   ----------         ----------
     Total Network Systems Stock Fund                                               1,238,429            764,439
                                                                                   ----------         ----------

Sun Life Insurance Company of American Group
  Annuity Contract                                            3,800,663             3,800,663          3,800,663
John Hancock Mutual Life Insurance Company Group
  Annuity Contract                                              886,825               886,825            886,825
Metropolitan Life Insurance Company Group Annuity
  Contract                                                    1,478,911             1,478,911          1,478,911
Protective Life Insurance Company Group Annuity
  Contract                                                    1,348,231             1,348,231          1,348,231
First Stable Value Fund, a First Trust
  Collective Fund                                        348,451 shares             5,610,855          5,957,084
First American Prime Obligations Fund                         1,081,797             1,081,797          1,081,797
                                                                                   ----------         ----------
     Total Blended Rate Fund                                                       14,207,282         14,553,511
                                                                                   ----------         ----------

Fidelity Fund                                            450,936 shares             8,839,748         10,195,655
First American Prime Obligations Fund                           141,674               141,674            141,674
                                                                                   ----------         ----------
     Total Fidelity Fund                                                            8,981,422         10,337,329
                                                                                   ----------         ----------

IAI Regional Fund                                        166,308 shares             3,593,371          3,938,171

Investments in loans to employee participants                                         742,511            742,511
First American Prime Obligations Fund                            58,117                58,117             58,117
                                                                                   ----------         ----------
     Total loan fund                                                                  800,628            800,628
                                                                                   ----------         ----------
     Total investments                                                            $28,821,132        $30,394,078
                                                                                   ==========         ==========

                                    -15-
PAGE

                                                                   SCHEDULE II
                                                                   Page 1 of 2

                      NETWORK SYSTEMS CORPORATION
                    SAVINGS AND STOCK OWNERSHIP PLAN
             ITEM 27b FORM 5500 - SCHEDULE OF LOANS OR FIXED
                     INCOME OBLIGATIONS IN DEFAULT
                           DECEMBER 31, 1995

                                                               Amount Received
                                            Original         During Reporting Year         Unpaid
Party in       Identity and Address          Amount         -----------------------     Balance at
Interest            of Obligor               of Loan        Principal      Interest     End of Year
- --------       ------------------------    ---------        ---------      --------     -----------
   No           Barbara Bakich             $4,480.20         $      0      $      0       $4,480.20
                1601 Koch Lane
                San Jose, CA  95125

   No           Raymond Black                 944.74           391.20         38.34          553.54
                2352 Twin Lakes Drive
                Ypsilenti, MI 48197

   No           Diane E. Erickson           3,000.00                0             0           30.64
                16285 28th Ave. N.
                Plymouth, MN 55447

   No           Thomas L. Fuehrer           4,000.00           450.79         19.02          167.77
                5621 69th Ave N. Apt 304
                Brooklyn Park, MN  55429

   No           Harley H. Grantham          8,400.00         3,563.00        117.34            9.41
                11317 Rhode Island N.
                Champlin, MN 55316

   No           Saturnina Mayo                767.82                0             0          767.82
                6206 Thomas Ave.
                Neward, CA  94560






                          Detailed Description of Loan  (1)
                        -------------------------------------               Amount Overdue
   Identity             Origination    Interest      Maturity          ----------------------------
  of Obligor                Date         Rate          Date             Principal          Interest
- --------------          -----------    --------    -----------          ---------          --------
Barbara Bakich           March 1994       6.0%     August 1998          $4,480.20          $    --

Raymond Black          September 1994     9.0%    February 1995            553.54               --

Diane E. Erickson       August 1988       8.5%     August 1993              30.64               --

Thomas L. Fuehrer      September 1990    10.0%     August 1995             167.77               --

Harley H. Grantham     December 1991      8.0%    November 1996              9.41               --

Saturnina Mayo           July 1993        6.5%      July 1994              767.82               --


                                    -16-
PAGE

                                                                   SCHEDULE II
                                                                   Page 2 of 2

                                                               Amount Received
                                            Original         During Reporting Year         Unpaid
Party in       Identity and Address          Amount         -----------------------     Balance at
Interest            of Obligor               of Loan        Principal      Interest     End of Year
- --------       ------------------------    ---------        ---------      --------     -----------
   No           Theresa M. McNamara         1,000.00           402.90         14.09           24.48
                1107 Galbreath Ave.
                Boothwyn, PA  19061

   No           Joseph O'Donnell            3,228.31                0            0         1,288.97
                36859-A Neward Blvd.
                Newark, CA  94560-3163

   No           Lisa M. Olsen               7,000.00                0            0         6,599.18
                16844 Upper 18th St.
                Lake St. Croix Beach,
                MN 55043

   No           James Pharr                 6,985.78                0            0         6,985.78
                48761 Kato Road
                Fremont, CA  94538

   No           Harold G. Varnis              751.32           897.24        79.29           705.50
                13867 85th Place N.
                Maple Grove, MN  55369





                          Detailed Description of Loan  (1)
                        -------------------------------------               Amount Overdue
   Identity             Origination    Interest      Maturity          ----------------------------
  of Obligor                Date         Rate          Date             Principal          Interest
- --------------          -----------    --------    -----------          ---------          --------
Theresa M. McNamara    December 1991      8.0%    November 1996             24.28               --

Joseph O'Donnell        January 1992     10.0%     October 1995          1,288.97               --

Lisa M. Olsen            June 1994        6.75%      May 1999            6,599.18               --

James Pharr             August 1994       6.5%     January 1996          6,985.78               --

Harold G. Varnis      September 1995      8.5%       May 1996              705.50               --



(1) Loans consist of Promissory Notes with Plan participants using their vested account balances under the Plan as collateral. Loan defaults result primarily from employees terminated or placed on non-active status during 1995. A termination distribution will be made in 1996 to repay all outstanding loan balances in default at December 31, 1995.



                                    -17-
PAGE

                                                                   SCHEDULE III

                      NETWORK SYSTEMS CORPORATION
                    SAVINGS AND STOCK OWNERSHIP PLAN
        ITEM 27d FORM 5500 - SCHEDULE OF REPORTABLE TRANSACTIONS*
                           DECEMBER 31, 1995




     Identity of
   Party Involved                         Description of Assets                        Purchase Price        Selling Price
- --------------------     -------------------------------------------------------       --------------        -------------

First Trust National     First American Prime Obligations Fund;
  Association               Purchased 13,675,992 units in 364 transactions                $13,675,992
                            Sold 12,612,696 units in 182 transactions                                          $12,612,696

First Trust National     First Stable Value Fund, a First Trust Collective Fund
  Association               Purchased 306,071 shares in 38 transactions                     4,986,543

First Trust National     Fidelity FD Inc. Com.;
  Association               Purchased 139,230 shares in 42 transactions                     2,910,368

First Trust National     New York Life Insurance Company
  Association               Maturity of Group Annuity Contract in 2                                            2,477,457
                            transactions



                                                                                Current Value of
                                                                 Cost of           of Asset on             Net Gain
   Description of Assets                                          Asset         Transaction Date            (Loss)
- ----------------------------------------------------           -----------      -----------------       ------------
First American Prime Obligations Fund;
 Purchased 13,675,992 units in 364 transactions                                     $13,675,992
 Sold 12,612,696 units in 182 transactions                     $12,612,696           12,612,696               --

First Stable Value Fund, a First Trust Collective Fund
 Purchased 306,071 shares in 38 transactions                                          4,986,543

Fidelity FD Inc. Com.;
 Purchased 139,230 shares in 42 transactions                                          2,910,368

New York Life Insurance Company
 Maturity of Group Annuity Contract in
 2 transactions                                                  2,477,457            2,477,457               --


* Transactions or series of transactions in excess of 5 percent of the current value of the Plan's assets as of December 31, 1994 as defined in Section 2520-
103.6 of the Department of Labor Rules and Regulations for Reporting and Disclosure under ERISA.

                                    -18-
PAGE

                               SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the Plan) have duly caused the annual report to be signed on its behalf by the undersigned thereunto duly authorized.


                            NETWORK SYSTEMS CORPORATION
                         SAVINGS AND STOCK OWNERSHIP PLAN


                        BY: STORAGE TECHNOLOGY CORPORATION
                           (Administrator of the Plan)

  11/28/96                      /s/ DAVID E. LACEY
- -------------             -----------------------------
   (Date)                         David E. Lacey
                             Executive Vice President
                           and Chief Financial Officer